Exhibit 3.1

META FINANCIAL GROUP, INC.
BY-LAW AMENDMENT

Effective as of January 23, 2017, the Amended and Restated By-Laws of Meta Financial Group, Inc. (the “By-Laws”) are hereby amended as follows:

1.	The following Section 6 shall be added to Article VII of the By-Laws:

Section 6.          Forum For Adjudication of Certain Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law, the Corporation’s Certificate of Incorporation or these By-Laws (in each case, as they may be amended from time to time), or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall, to the fullest extent permitted by applicable law, be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.  Any person or entity at any time owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.